UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 2002.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from __________ to __________.


                          Commission file number 1-3122

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Covanta Energy Group Profit Sharing Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

COVANTA ENERGY GROUP PROFIT SHARING PLAN

Independent Auditors' Report

Financial Statements
As of December 31, 2002 and 2001
and for the Year Ended December 31, 2002

COVANTA ENERGY GROUP PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    December 31, 2002 and 2001                                                2

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2002                                      3

  Notes to Financial Statements                                              4-9

INDEPENDENT AUDITORS' REPORT


Covanta Energy Group Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Covanta Energy Group Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey

June 27, 2003

COVANTA ENERGY GROUP PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
---------------------------------------------------------------------------


                                                       2002            2001

ASSETS -
  Investments (Note 3)                                  $ -    $ 47,815,720
                                                    -------    ------------

  Receivables:
    Employer contributions                                           13,245
    Participant contributions                             -          44,438
                                                    -------    ------------

           Total receivables                              -          57,683
                                                    -------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                       $ -    $ 47,873,403
                                                    =======    ============


See notes to financial statements.

COVANTA ENERGY GROUP PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to-
    Interest and dividends                                          $ 1,073,533

  Contributions:
    Participant                                                          48,253
    Employer                                                          1,466,669
    Rollover                                                              7,854
                                                                   -------------

           Total additions                                            2,596,309
                                                                   -------------


DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)           (7,878,450)
    Benefits paid to participants                                       (59,392)
    Administrative expenses                                             (30,512)
    Net transfer to other plans (Note 5)                            (42,501,358)
                                                                   -------------

           Total deductions                                         (50,469,712)
                                                                   -------------

NET DECREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                                       (47,873,403)

NET ASSETS AVAILABLE FOR BENEFITS:
 BEGINNING OF YEAR                                                   47,873,403
                                                                   -------------

 END OF YEAR                                                       $ -
                                                                   =============


See notes to financial statements.

COVANTA ENERGY GROUP PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Covanta Energy Group Profit Sharing Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

     General Information - The Plan is a defined contribution employee savings plan providing for both employer and employee contributions. The Plan includes a pre-tax savings feature which is intended to qualify under Sections 401(k) and 401(a) of the Internal Revenue Code (the "Code"). Prior to January 1, 1998, the Plan included an after-tax savings feature which was intended to qualify under Section 401(a) of the Code. The after-tax feature of the Plan was discontinued effective December 31, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Administration of the Plan - The Administrative and Investment Committees, which are appointed by the Board of Directors (the "Board") of Covanta Energy Group, Inc. ("CEG" or the "Company"), serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

     The Company's Investment Committee (the "Investment Committee") is responsible for the appointment of investment advisors and for reviewing the performance of the investment portfolio. Costs related to the administration of the Plan are paid by the participants out of Plan assets.

     On April 1, 2002, Covanta Energy Corporation ("Covanta") and 123 of its domestic subsidiaries, which include the Company, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since April 1, 2002, thirty-one additional subsidiaries of Covanta filed for reorganization under Chapter 11 of the Bankruptcy Code. In addition, four subsidiaries, which had filed petitions on April 1, 2002, have been sold as part of the bankruptcy proceeding. It is possible that additional subsidiaries will file petitions for reorganization under Chapter 11 and be included as part of Covanta's plan of reorganization.

     Covanta and these subsidiaries, (collectively the "Debtors"), are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with, and if necessary renew the terms of the Debtor in Possession Credit Facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability to continue as going concerns. The Debtors' Debtor in Possession Credit Facility includes provisions enabling Covanta and its subsidiaries, including the Company, to obtain funding for making employer matching contributions to the Plan.

     As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund (see Note 7) as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. Also, on May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

     Participation - The Plan was amended, effective January 1, 2002, to exclude from participation any employee who is eligible to participate in the newly adopted Covanta Energy Savings Plan (the "Savings Plan") at that time, all active participants became participants of the Savings Plan. In addition, no participant who was eligible to participate in the Savings Plan was permitted to make an employee contribution or rollover contribution to the Plan and no employer contribution can be made with respect to participants who were eligible to participate in the Savings Plan. The Company moved existing account balances into the Savings Plan.

     Participants Accounts - Shares in group trust funds were determined on the basis of the initial asset contribution to the trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses were determined monthly on the basis of each plan's proportionate share in the plan assets stated at fair value.

     Vesting - On January 1, 2002, employer contributions became 100% vested for all active employees. Prior to January 1, 2002, the vesting of employer contributions was based on the following schedule:

                                                                         Percent
                Years of Vesting Service in the Plan                      Vested

          Less than one year of vesting service                             0%
          One but less than two years of vesting service                   20
          Two but less than three years of vesting service                 40
          Three but less than four years of vesting service                60
          Four but less than five years of vesting service                 80
          Five or more years of vesting service                           100

     Participant contributions are immediately 100% vested.

     Contributions - Contributions paid by CEG are determined by the Compensation Committee of the Board of Directors of Covanta Energy Corporation. The Board's determination may be expressed in terms of a stated percentage of CEG's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by CEG for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. During 2002, the Compensation Committee of the Board approved a discretionary contribution for 2001, which was paid in August 2002. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants could contribute one to ten percent of their annual compensation on a pre-tax basis. Participants direct the investment of their contributions into various investment options offered by the Plan. For 2002 and 2001, participants pre-tax contributions could not exceed $11,000 and $10,500, respectively, in accordance with Internal Revenue Services ("IRS") Regulations.

     Distribution from the Plan because of Hardship - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence; (ii) to pay uninsured medical expenses for the participant or immediate family; (iii) to prevent mortgage foreclosure on, or eviction from their primary residence; or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     Payments from the Plan's Trust - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

        (i) Upon termination of service of a participant on or after retirement date or by reason of death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of termination of service, whether or not such participant has a vested interest in such account, is paid from the trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

        (ii) Upon the termination of service of any participant, the participant may be paid in a lump sum amount equal to the value as of the valuation date coincident with or following the date of termination of service, of the vested interest, if any, in the account. Such payment is made to the participant as soon as practicable after termination of service if the value of the account is less than $5,000. If the value of the Participant's account is greater than $5,000, the Participant may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

        Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

     Loans - In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lesser of $50,000 or 50% of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the prime lending rate plus 1%. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value.

     Forfeitures - The plan was amended to discontinue reallocation of forfeitures to participants' account. Any subsequent forfeitures are to be used to offset plan expenses. At December 31, 2002 and 2001 forfeitures on non-vested accounts totaled $32,294 and $32,832, respectively.

     Transfers - Net transfers to other plans represent amounts transferred to other plans sponsored by Covanta affiliates.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America.

     Investment Funds - Plan assets are held by T. Rowe Price Trust Company (the "Trustee"). All investments are participant-directed.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the U.S. Treasury Money Fund are stated at cost plus investment income, which approximates fair value. Participant loans are valued at outstanding principle balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

     Amounts for securities that have no quoted market prices represents estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's common stock.

     The T. Rowe Price Stable Value Common Trust Fund ("Stable Value Fund") which invests in benefit-responsive investments and is valued at contract value (cost plus accrued interest), which approximates fair value.

     Distributions to Participants - Benefit payments to participants are recorded when paid.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

     Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

     Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

3.   INVESTMENTS

     The following is a summary of the Plan's investments held by the Trustee at December 31, 2001 that represented 5% or more of the Plan's net assets:

     Investments at fair value:
       Fidelity Magellan Fund                               $ 8,868,676
       *T. Rowe Price International Stock Fund                2,430,359
       *T. Rowe Price Equity Income Fund                     11,313,355
       *Covanta StockFund                                       749,634
       *Stable Value Fund                                     8,133,996
       *T. Rowe Price Blue Chip Growth Fund                   3,727,623
       *T. Rowe Price Equity Index 500 Fund                   2,548,986
       *T. Rowe Price U.S. Treasury Money Fund                2,616,398


      *Permitted party-in-interest


     During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $7,878,450 as follows:

      *T. Rowe Price Equity Income Fund                      $ (1,853,562)
      *T. Rowe Price International Stock Fund                    (453,234)
      *T. Rowe Price Balanced Fund                                (93,814)
      *T. Rowe Price Spectrum Income Fund                           8,246
      *T. Rowe Price Blue Chip Growth Fund                       (885,168)
      *T. Rowe Price Equity Index 500 Fund                       (533,772)
      *T. Rowe Price Small-Cap Value Fund                         (64,466)
      *T. Rowe Price New Horizons Fund                           (412,264)
      *T. Rowe Price Science & Technology Fund                   (464,530)
      *T. Rowe Price Mid-Cap Growth Fund                         (257,692)
      *Covanta Stock Fund                                        (865,518)
      Fidelity Magellan Fund                                   (2,002,676)
                                                            --------------

                                                             $ (7,878,450)
                                                            ==============
      *Permitted party-in-interest


4.   INVESTMENT CONTRACTS

     The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. Investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value. The crediting interest rates at December 31, 2002 for the various investment contracts ranged from 3.34% to 7.83%. The average yield of the Stable Value Fund for the year ended December 31, 2002 was 5.16%.

5.   PLAN TERMINATION

     On November 21, 2002, the Administrative Committee approved the merger of the Plan into the Covanta Energy Savings Plan. On December 31, 2002, the Plan was merged into the Savings Plan. All participants account balances were transferred into the Savings Plan. The Plan ceased to exist in the absence of any assets.

6.   FEDERAL INCOME TAX STATUS

     The IRS has determined and informed the Company by letter dated June 16, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.   PARTY-IN-INTEREST TRANSACTIONS

     The Covanta Stock Fund invested in Covanta common stock which was traded on the NYSE for 2001 and the first quarter of 2002, and on the National Quotation Bureau's Pink Sheets for the last three quarters of 2002.

     The Plan invests in certain mutual funds managed by the Trustee.

     Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

     These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

                                     ******

                                   SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Covanta Energy Group Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      Covanta Energy Group Profit Sharing Plan


Date:     June 27, 2003               By: /s/ Stephen M. Gansler
          -----------------------     ------------------------------------------
                                      Stephen  M. Gansler
                                      Plan Administrator

                                  EXHIBIT INDEX


Exhibit Number       Description of Exhibit
--------------       ----------------------

23.1                 Consent of Independent Auditors
99.0 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002